March 7, 2013

VIA EDGAR TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Schedule 13E-3 filed February 5, 2013

Schedule 13E-3/A filed February 15, 2013

File No. 5-03600

Dear Ms. Chalk:

In response to the Staff’s request in your letter dated February 15, 2013, SunLink Health Systems, Inc. (the “Company”) hereby acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

(3) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark J. Stockslager
Mark J. Stockslager
Chief Financial Officer

2